

October 19, 2010

By Facsimile and U.S. Mail

Mr. Charles Bitters
Chief Financial Officer
American Energy Production, Inc.
6073 Hwy 281 South
Mineral Wells, TX 76067

> **Re: American Energy Production, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed May 14, 2010**
> **Response Letter Dated September 22, 2010**
> **File No. 0-50436**

Dear Mr. Bitters:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

For 10-K for Fiscal Year Ended December 31, 2009

Supplemental Oil and Gas Data (Unaudited), page F-30

Reserve Quantity Information, page F-30

1.   We note your response to prior comment three from our letter dated July 22, 2010. Refer to Item 1202(a)(7) of Regulation S-K and disclose:

- Cullen Thomas' educational background, relevant experience, and industry certifications;

- the name(s) and qualifications of the person(s) overseeing Cullen Thomas' preparation of the reserves estimate; and

- provide a detailed description of the internal controls used in your reserve estimation efforts.

Engineering Comments

Supplemental Oil and Gas Data (Unaudited) page F-30

Reserve Quantity Information, page F-30

2.   Your response four to our July 22, 2010 letter attributes the delays of your drilling schedule (and 2009 production short fall) to lower oil and gas prices in 2008. The 2008 year-end prices you used to estimate proved reserves and future net cash flow were $44.60/BO and $5.71/MCFG while you disclosed average historical 2009 prices of $52/BO and $4.80/MCFG. Your year-end 2008 proved undeveloped reserves for Comanche and Eastland counties were approximately 7 million barrels of oil and 22 BCF of gas (90% of your year-end 2009 proved reserves). It appears the increase in oil price could have offset the effects of a decrease in gas price. Your response five indicates lower prices caused you to lack the capital for development and you are exploring the idea of partnering with other investors to drilling funds. Please tell us the progress you have made in attracting other investors.

3.   Please submit to us the petroleum engineering reports – in hard copy and electronic format -you used as the basis for your 2009 proved reserve disclosures. These should include:

a) One-line recaps for each property sorted by field and by present worth within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

b) Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c) Individual income forecasts for each of the 45 Comanche and Eastland county locations with total net proved undeveloped reserves of approximately 7 million barrels oil and 22 billion cubic feet gas. Include field designations prescribed by the Texas Railroad Commission;

d) Engineering and geological evidence in support of the proved undeveloped reserves including narratives and engineering exhibits (e.g. maps, performance plots, volumetric calculations, and analogy well performance figures with API numbers) for the Comanche county and for the Eastland county PUD locations.

4.   We also note that your year-end 2008 report scheduled production from all PUD locations in the year before drilling capital was applied. Please avoid this in your future reports.

        You may contact John Cannarella at (202) 551-3337 or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3299 with any other questions.

                                Sincerely,

                                Mark C. Shannon
                                Branch Chief